
10036027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Franklin Christopher Investment Bankers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN OGELE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRANKLIN CHRISTOPHER INVESTMENT BANKERS INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWENDOLYN DAVIS
Notary Public-Essex County, New Jersey
My Commission Expires January 19, 2012

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2009

<u>**TABLE OF CONTENTS**</u>

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

To the Board of Directors of
Franklin Christopher Investment Bankers, Inc.
New York, New York

Gentlemen:

We have audited the balance sheet of Franklin Christopher Investment Bankers Inc., as of December 31, 2009 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Franklin Christopher Investment Bankers, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles, the rules of the Securities and Exchanges Commission, and the Public Company Accounting Oversight Board.

Also, we have examined the supplementary schedules on pages 7, 8 and 9, and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 22, 2010

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.
BALANCE SHEETS
DECEMBER 31, 2009

ASSETS

Current Assets:	
Cash	$ 3,915
Due From Broker	54,850
Prepaid Expenses	6,525
	65,290
Other Assets:	
Security Deposit	4,092
	$ 69,382

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 23,865
Taxes Payable	3,022
	26,887
Other Liabilities:	
Loans Payable	8,000
	34,887
Stockholders' Equity:	
Common Stock	30,000
Additional Paid in Capital	80,375
Retained Earnings	(75,880)
	34,495
	$ 69,382

"See Accompanying Notes and Accountants' Report"

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.
STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commissions	$ 70,130
Riskless Principal	86,917
Other Income	6,291
	163,338
Expenses	158,654
Net Income (Loss) Before Taxes	4,684
Retained Earnings (Deficit) - Beginning of the year	(80,564)
Retained Earnings - End of the year	$(75,880)

"See Accompanying Notes and Accountants' Report"

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net Income (Loss)	$ 4,684
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in due from broker	(24,850)
(Increase) Decrease in prepaid expenses	(6,525)
Increase (Decrease) in due to broker	(18,014)
Increase (Decrease) in taxes payable	3,022
Increase (Decrease) in accrued Expenses	20,221
Net cash (used in) operating activities	(21,462)
Cash Flows from Financing Activities:	
Proceeds from loan	8,000
(Increase) decrease in security deposit	(4,092)
Additional paid in capital	19,500
Net cash (used in) financing activities	23,408
Net (Decrease) Increase in cash	1,946
Cash at beginning of year	1,969
Cash at end of year	$ 3,915

"See Accompanying Notes and Accountants' Report"

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common	Paid In Capital	Retained Earnings
Balance at January 1, 2009	$ 30,000	$ 60,875	$(80,564)
Capital Contribution	-	19,500	-
Net Income (Loss)	-	-	4,684
Balance at December 31, 2009	$ 30,000	$ 80,375	$(75,880)

"See Accompanying Notes and Accountants' Report"

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - ORGANIZATION: Franklin Christopher Investment Bankers, Inc. (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES: Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The company clears its customer accounts through another member broker.

The company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Securities are carried at market value.

An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Under these rules, the minimum net capital requirement was $ 5,000 at December 31, 2009. At December 31, 2009 the Company's Net Capital was $18,878 in excess of the required Net Capital.

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 4 - CONTINGENT LIABILITIES: Under an agreement with its clearing broker, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 5 - STOCKHOLDERS' EQUITY: During the year ended December 31, 2009 the stockholder contributed $19,500 as additional paid in capital.

NOTE 6 - LOAN PAYABLE: The loan is short term and bears no interest.

SUPPLEMENTARY INFORMATION

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2009

Computation of Net Capital:

1.	Total Ownership Equity	$ 34,495
	Add: Allowable Subordinated Liabilities	-
		$ 34,495
3.	Less: Ownership Equity not allowed for net capital	10,617
		23,878
4.	Less: Haircuts on Securities	-
.	Net Capital	$ 23,878

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	2,327
2.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	5,000
4.	Net Capital	23,878
5.	Excess Net Capital	$ 18,878

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 34,887
7.	Non Aggregate Indebtedness Liabilities	-
		$ 34,887

"See Accompanying Notes and Accountants' Report"

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2009

Audited Net Capital	$ 23,878
Net Capital per Focus Part IIA	$ 28,459
Difference	$ 4,581
Accruals	$ 4,581

"See Accompanying Notes and Accountants' Report"

FRANKLIN CHRISTOPHER INVESTMENT BANKERS, INC.

EXPENSES

YEAR ENDED DECEMBER 31, 2009

Clearing Charges	$ 17,620
Regulatory Fees	11,523
Commissions	96,617
Sales and Marketing	1,367
Communications	2,320
Occupancy	8,155
Insurance	1,309
Professional Fees	11,875
Operations	7,868
	$ 158,654

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

February 22, 2010

To the Board of Directors of
Franklin Christopher Investment Bankers, Inc.
New York, New York

Gentlemen:

We have examined the Financial Report of Franklin Christopher Investment Bankers, Inc., as required by the National Association of Securities Dealers as of December 31, 2009, and have issued a report thereon dated February 22, 2009. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2009 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2009 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 22, 2010

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

To the Board of Directors of
Franklin Christopher Investment Bankers, Inc.
New York, New York

We have examined the financial statements of Franklin Christopher Investment Bankers, Inc. as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2009 and have issued a report thereon dated February 22, 2010. In accordance with rule 17a-5(e) (4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of Franklin Christopher Investment Bankers, Inc. for the year ended December 31, 2009. Our procedures were performed to solely to assist you in complying with rule 17a-5(e) (4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period April 1, 2009, to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Franklin Christopher Investment Bankers, Inc.taken as a whole.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 22, 2010